FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 19, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic enters Asian market in milestone development

CryptoLogic, Brilliance Technology Co. and 568 Network Inc. to join forces through development, licensing pact.

January 19, 2007 (Singapore) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, has signed a Memorandum of Understanding with Brilliance Technology Co. (“Brilliance”) and 568 Network Inc. (“Game 568”) to penetrate the high growth, high potential Chinese market, including China, Macau, Taiwan and Hong Kong.

The three companies will jointly establish a new company in China to adapt CryptoLogic’s online casino and poker games to the Chinese market and develop new poker and casual, skill-based games that are more familiar to players in those areas. Brilliance will establish a division to deliver the games in two modes: “play-for-fun” subscriptions for users in internet cafés and on mobile devices, and “play-for-money” through sites licensed by China Welfare Lottery, the nation’s gaming licensing authority.

Cryptologic’s investment will initially be a minority interest in the new company, with an option to increase its investment to a controlling position. Cryptologic will have the right to appoint all members of the board of the new company. No financial terms were disclosed.

“This is the first major step in executing one of our cornerstone strategies: to expand in Asia – a key growth market for CryptoLogic,” said Lewis Rose, CryptoLogic’s president and CEO. “The agreement brings to CryptoLogic substantial game development and IT skills uniquely suited to the Asian gaming market, and provides well-placed resources in China to guarantee that our first steps are successful ones.”

Brilliance is a software developer and systems integrator in China, with products that have been awarded various levels of certification by Chinese state agencies. Brilliance also has a proprietary payment processing system which every year facilitates billions of dollars in transactions for the four largest banks in China. Brilliance will enter into an exclusive licensing agreement with respect to the new company’s online gaming software and service offering, and will apply for all required gaming licenses.

“There is a huge appetite for online gaming throughout Asia and this is the right group to penetrate the market quickly, deeply and legitimately,” said Mr. Li Fu Hua, Chairman of Brilliance Technology Co. “CryptoLogic’s award-winning online game offering will nicely complement our company’s banking, payment processing and networking solutions that are already widely used throughout China.”

Asia is quickly becoming the next major geographic area for online gaming. Industry experts expect Asia to be the fastest growing and ultimately the largest online gaming market in the world. China alone has over 135 million Internet users, the world’s second largest user group after the United States. In addition, China has the world’s largest mobile phone market with more than 400 million subscribers, many of whom are expected to switch to the high-speed 3G networks over the next few years, creating the opportunity for explosive growth for game and content developers. Brilliance intends to use its relationships with the major service providers to license the new company’s casual game content to their subscribers.

“CryptoLogic recognized early that Asia’s e-gaming market has vast potential for profitable growth, and we’ve quickly established a strong position here,” said Shailesh Naik, Managing Director of CryptoLogic Asia-Pacific. “With these experienced and respected partners and CryptoLogic’s global reputation for innovation, we’re poised to make an impact not just in China – but across the continent.”

Game568, headquartered in Markham, Ontario, Canada, is a game developer, publisher and operator with a Chinese subsidiary already creating games for that market, including card games such as “Fight Landlord” and “Za Jin Hua”, and skill-based casual games such as “Lian Lian Kaan” and “Dragon Ball”. Game 568 has a license from China Welfare Lottery, and has a database with more than one million registered players in the portals that it owns and those it operates for other developers.

“Our software engineering expertise in Shanghai and our existing Asian game roster, combined with Brilliance’s IT leadership position in China and CryptoLogic’s unmatched casino and poker game suite will give this partnership a decisive leadership edge in Asia,” said William Cheng, Vice-President-China Operations for Game 568.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About Brilliance Technology Co. (www.brilliance.com.cn/english/index_e.asp)

The Brilliance group, headquartered in Beijing, China, is a nationwide supplier of software, computer system integration consulting services, project management and payment processing systems. Brilliance has over 400 employees in 5 major cities around the country. The company has software research and development sites in Beijing and Nanjing, and sales and service offices in Shanghai, Qingdao and Guangdong. More than forty of its products have been awarded various levels of certification by the Chinese Ministry of Information Industry, the Beijing Science and Technology Committee, and other state agencies. Brilliance was selected as a Top 100 Software Enterprise by the Ministry of Information Industry and it is approved by the ISO9001:2000 international quality management system.

About Game 568 Network Inc. (www.568networks.com)

Game 568 was founded in September 2004 in Markham, Ontario, Canada. Its primary business is designing, distributing and publishing online games worldwide. The company has a technology development subsidiary in Shanghai, which manages all of Game 568’s products and R&D projects.

For more information, please contact:

CryptoLogic, Inc. (416) 545-1455	Argyle Communications Inc., (416) 968-7311 (North American media)
Rick Wadsworth, Director, Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.